Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29483
www.aezsinc.com
Press Release
For immediate release
Aeterna Zentaris Reports Fourth Quarter and Full-Year 2015 Financial and Operating Results
Fourth quarter progress lays foundation for promising 2016
All amounts are in US Dollars
Fourth quarter key developments

•	Capital structure repaired

◦	Share consolidation successfully concluded

◦	Compliance with NASDAQ listing standards achieved

◦	$15.4 million of net capital obtained on favorable terms

•	Product development advanced towards registration

◦
Zoptrex™ (zoptarelin doxorubicin) pivotal Phase 3 clinical program received DSMB recommendation to continue to completion following review of the final interim efficacy and safety data; completion of trial scheduled for Q3 2016

◦	Zoptrex™ licensee in China and related territories, Sinopharm A-Think Pharmaceuticals Co., Ltd., on track to commence clinical program in H2 2016 and to begin manufacturing the compound

◦	Macrilen™ (macimorelin) confirmatory Phase 3 Trial for the evaluation of AGHD initiates patient enrollment; completion of trial scheduled for Q3 2016

•	Co-Marketing Agreement for APIFINY® Prostate Cancer Blood Test concluded with Armune BioScience

•	Restructuring of financial team and closing of the Quebec City office
Charleston, SC, March 29, 2016 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health, today reported financial and operating results for the fourth quarter and year ended December 31, 2015.
Commenting on fourth quarter accomplishments, David A. Dodd, Chairman, President and Chief Executive Officer of the Company, stated, “Our progress during the fourth quarter was truly astounding. As we began the quarter, we faced the prospect of massive dilution from the exercise of warrants that had very unfavorable terms and a capital structure that challenged our ongoing operations and our ability to raise further funding. We ended the quarter with a cleaned-up capital structure and a successful, significant capital raise on favorable terms. A tremendous amount of difficult work during the quarter made this successful turn-around possible. We now have the resources to complete the Phase 3 studies of both Zoptrex™ and Macrilen™ and to move the Company to an entirely new level, if our confidence in our product candidates is demonstrated with positive outcomes of the clinical programs. I would like to thank our team for their very hard and dedicated work during the quarter that achieved these critical accomplishments. I also want to thank our Board for their commitment and supportive efforts that enabled these successful achievements. We recognize that substantial progress remains to be achieved and we are committed to successfully building a profitable growth-oriented company, providing attractive financial returns to our shareholders, commercializing meaningful products that improve the lives of patients and enabling our employees to develop purposeful careers.”
Commenting on the Company’s product-development progress, Mr. Dodd stated, “During the fourth quarter, we received very encouraging news regarding Zoptrex™ when, following a comprehensive review of the final interim efficacy and safety data, the DSMB recommended that we continue the ZoptEC Phase 3 clinical study to its conclusion. We expect to complete the ZoptEC trial in Q3 of 2016 and, if the results of the trial warrant doing so, to file the NDA for Zoptrex™ in the first half of 2017. More recently, we reported on the successful progress of the Zoptrex™ development program in China. We also initiated patient enrollment in our confirmatory Phase 3 clinical study of Macrilen™, which we expect to be the first FDA-approved test for the evaluation of adult growth hormone deficiency. We expect the confirmatory Phase 3 clinical study of Macrilen™ to be concluded in Q3 of 2016, which would permit us to submit a NDA by mid-year 2017. If the study is successful in meeting its primary endpoint, we anticipate FDA approval of Macrilen™ by as early as year-end 2017.”

Continuing with his commentary, Mr. Dodd stated, “Restructuring our financial team and closing our office in Quebec City was another very important and difficult accomplishment during the fourth quarter, which permitted us to further simplify our operations. We continue our search for a permanent finance staff and we are committed to taking the time necessary to find the appropriate expertise and experience that will contribute to our continued progress. I would like to note that we ended the year with a global headcount of approximately 48 active employees, compared to the almost 100 active employees we had when I joined the company in April of 2013. This restructuring, as well as the Resource Optimization Program implemented in 2014, has positioned us to achieve net research and development (“R&D”) and general and administrative (“G&A”) savings of approximately $2.5 million annually.”
Concluding, Mr. Dodd addressed the Company’s commercial operations, stating, “Our co-promotions of EstroGel® and Saizen® continued to ramp up during the fourth quarter, although not at the pace we are seeking. During 2015, our selling efforts resulted in a consistent increase of EstroGel® prescriptions within our territories. Specifically, we increased EstroGel® market share of total prescriptions for non-patch transdermal estrogen products in our territories from 23.8% in Q1 to 26.9% in Q4. This resulted in a 17.4% increase in EstroGel® total prescriptions within our territories over this same period, compared to a 0.5% decline by our competitors. However, this increase did not result in our receipt of meaningful commission revenue from our promotion of EstroGel®. During the fourth quarter, we expanded our Saizen® target list from the 450 endocrinologists we had during most of last year to 900 validated targets that we are now addressing. As a result, recent performance is producing attractive results, which we expect will result in meaningful commission revenue this year. During 2016, we expect to achieve more significant commission revenue for both of these products as we continue our focused selling efforts. One way to increase the productivity and income contribution resulting from our selling efforts is to expand our selling portfolio. During the fourth quarter, we added what we think will be a significant product, when we concluded a co-marketing agreement with Armune BioScience for APIFINY®, the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. This product was launched by our sales force in mid-February. Early reports from our representatives are positive regarding the interest in targeted physicians adopting this product."
Fourth Quarter and Full Year 2015 Financial Highlights
R&D costs were $4.2 million and $17.2 million for the three-month period and the year ended December 31, 2015, respectively, compared to $6.3 million and $23.7 million for the same periods in 2014. The decrease for the three-month period and for the year ended December 31, 2015, as compared to the same period in 2014, is mainly attributable to the realization of cost savings in connection with our 2014 Resource Optimization Program, as well as to the weakening, in 2015, of the euro against the US dollar. The decrease for the year ended December 31, 2015 was partly offset by higher third-party costs, which increased slightly during the year ended December 31, 2015, as compared to the same period in 2014, mainly due to a higher comparative number of patients enrolled in the ZoptEC clinical trial, which is now fully enrolled. However, the quarter-over-quarter decrease in third-party costs is explained by the fact that the number of patients in treatment was lower in 2015 as compared to the same period in 2014.
G&A expenses were $4.0 million and $11.3 million for the three-month period and the year ended December 31, 2015, respectively, as compared to $2.6 million and $9.8 million for the same periods in 2014. The increase is mainly attributable to the recording of a provision related to the closure of our Quebec City office and the restructuring of our finance and accounting team in the fourth quarter of 2015, as well as to the recording of certain transaction costs associated with the completion of our March 2015 and December 2015 offerings of Common Shares and warrants.
Selling expenses were $1.8 million and $6.9 million for the three-month period and the year ended December 31, 2015, respectively, as compared to $2.0 million and $3.9 million for the same periods in 2014. The decrease in selling expenses for the three-month period ended December 31, 2015 is explained by the start-up costs related to the deployment of our contracted sales force in connection with the co-promotion activities, which were launched in late 2014. The increase in selling expenses for the year ended December 31, 2015 as compared to the same period in 2014, is attributable to the fact that 2014 was not a full year of sales activity. During the third quarter of 2015, we also expanded the size of our contracted sales force from 19 to 21 sales representatives in order to support our promotional efforts associated with Saizen®. This sales force expense will also cover the recently initiated selling in support of APIFINY®.
Net (loss) income for the three-month period and the year ended December 31, 2015 was ($10.0) million and ($50.1) million, or ($1.46) and ($18.14) per basic and diluted share, respectively, compared to $4.2 million and ($16.6) million, or $6.35 and ($28.06) per basic and diluted share for the same periods in 2014. The increase in our net loss from operations for the three-

month period and for the year ended December 31, 2015, as compared to the same period in 2014, is due to the higher comparative G&A and selling expenses and net finance costs, partly offset by lower comparative R&D costs.
Cash and cash equivalents were $41.5 million as at December 31, 2015, compared to $34.9 million as at December 31, 2014.
Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Wednesday, March 30, 2016, at 8:00 a.m., Eastern Time.  Participants may access the live webcast via the Company's website at www.aezsinc.com, or by telephone using the following number: 201-689-8029, Confirmation #13632538.  A replay of the webcast will also be available on the Company’s website for a period of 30 days.
For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full-year 2015, as well as the Company’s audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, can be found at www.aezsinc.com in the “Investors/Regulatory Filings” section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We are now conducting Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition or license of products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except if required to do so.
Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211
Attachment: Financial summary

Consolidated Statements of Comprehensive (Loss) Income Information
(unaudited)

	Three-month periods ended December 31,		Years ended December 31,
(in thousands)	2015	2014	2015	2014	2013
	$	$	$	$	$
Revenues
Sales commission and other	41	—	297	—	96
License fees	61	11	248	11	6,079
	102	11	545	11	6,175
Operating expenses
Cost of sales	—	—	—	—	51
Research and development costs	4,243	6,282	17,234	23,716	21,284
General and administrative expenses	3,953	2,633	11,308	9,840	11,091
Selling expenses	1,764	2,043	6,887	3,850	1,225
	9,960	10,958	35,429	37,406	33,651
Loss from operations	(9,858)	(10,947)	(34,884)	(37,395)	(27,476)
Finance income	26	15,053	305	20,319	1,748
Finance costs	(211)	—	(15,649)	—	(1,512)
Net finance (costs) income	(185)	15,053	(15,344)	20,319	236
(Loss) income before income taxes	(10,043)	4,106	(50,228)	(17,076)	(27,240)
Income tax expense	—	(111)	—	(111)	—
Net (loss) income from continuing operations	(10,043)	3,995	(50,228)	(17,187)	(27,240)
Net income from discontinued operations	25	158	85	623	34,055
Net (loss) income	(10,018)	4,153	(50,143)	(16,564)	6,815
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	249	(677)	1,509	(1,158)	1,073
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(116)	1,336	844	(1,833)	2,346
Comprehensive (loss) income	(9,885)	4,812	(47,790)	(19,555)	10,234
Net (loss) income per share (basic and diluted) from continuing operations[1]	(1.46)	6.11	(18.17)	(29.12)	(92.41)
Net income purchase per share (basic and diluted) from discontinued operations[1]	0.00	0.24	0.03	1.06	115.53
Net (loss) income per share (basic and diluted)[1]	(1.46)	6.35	(18.14)	(28.06)	23.12
Weighted average number of shares outstanding[1]
Basic	6,874,460	653,833	2,763,603	590,247	294,765
Diluted	7,302,816	653,833	3,424,336	590,247	294,765
1 Adjusted to reflect the November 17, 2015 100 - 1 share consolidation

Consolidated Statement of Financial Position Information
(unaudited)

	As at December 31,
(in thousands)	2015	2014
	$	$
Cash and cash equivalents[1]	41,450	34,931
Trade and other receivables and other current assets	944	1,286
Restricted cash equivalents	255	760
Property, plant and equipment	256	797
Other non-current assets	8,593	9,661
Total assets	51,498	47,435
Payables and other current liabilities[2]	4,770	7,304
Current portion of deferred revenues	244	270
Warrant liability (current and non-current portion)	10,891	8,225
Non-financial non-current liabilities[3]	13,978	17,152
Total liabilities	29,883	32,951
Shareholders' equity	21,615	14,484
Total liabilities and shareholders' equity	51,498	47,435
_________________________
1    Of which approximately $1.5 million was denominated in EUR as of December 31, 2015 ($3.6 million as of December 31, 2014).

[2]	Of which approximately $0.6 million is related to a provision for restructuring costs as of December 31, 2015 ($1.5 million as of December 31, 2014).
3    Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

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